Exhibit 99.1

Genmab Takes Full Control of Acasunlimab Development Program

Company Announcement

●	Genmab to assume sole responsibility for the continued development and potential commercialization of acasunlimab
●	BioNTech has opted not to participate in the further development of the acasunlimab program under the parties’ existing collaboration agreement
●	The overall collaboration between the companies to continue unchanged

COPENHAGEN, Denmark; August 5, 2024 – Genmab A/S (Nasdaq: GMAB) announced today that it will assume sole responsibility for the continued development and potential commercialization of acasunlimab. BioNTech SE (BioNTech) has opted not to participate in the further development of the acasunlimab program under the parties’ existing collaboration agreement. The program will be subject to payment of certain milestones and a tiered single-digit royalty on net sales by Genmab to BioNTech. Genmab plans to initiate the Phase 3 study in the second half of this year. While the emerging clinical profile of acasunlimab is encouraging, BioNTech informed the company that it has taken this decision for reasons relating to its portfolio strategy. The companies’ long-standing collaboration in antibody science remains in place, and both parties will continue with the existing programs under development under their existing agreements, which were expanded in 2022.

“Genmab’s partnership with BioNTech is a highly successful one. Together, we have demonstrated acasunlimab’s potential to impact patients with metastatic non-small cell lung cancer, as evidenced by the promising initial results presented at the 2024 American Society of Clinical Oncology Meeting,” said Jan van de Winkel, Ph.D., Chief Executive Officer of Genmab. “Genmab is exceptionally well-positioned to maximize the potential of acasunlimab, and we are confident about the prospect of taking acasunlimab into late-stage development as our second wholly owned Genmab asset in addition to Rina-S. We look forward to our continued partnership with BioNTech on other pipeline programs.”

The decision by BioNTech to not participate in the further development of the acasunlimab program is not expected to impact Genmab’s 2024 financial guidance.

About Acasunlimab (GEN1046)
Acasunlimab (GEN1046) is an investigational PD-L1x4-1BB bispecific antibody fusing Genmab's proprietary DuoBody® technology platform and BioNTech’s proprietary immunomodulatory antibodies. Acasunlimab is designed to elicit an antitumor response via conditional activation of 4-1BB on T cells and natural killer (NK) cells, which is strictly dependent on simultaneous binding of the PD-L1 arm. The candidate is currently being investigated in three clinical trials: (1) a Phase 1/2 safety and PK trial in patients with multiple solid tumors, (2) a Phase 1 dose escalation trial in patients with advanced solid tumors in Japan, and (3) a randomized Phase 2 safety and efficacy trial with acasunlimab as a monotherapy and in combination with pembrolizumab in patients with non-small cell lung cancer (NSCLC) who have failed previous standard of care treatments with immune checkpoint inhibitors. Please visit www.clinicaltrials.gov for more information.

About Genmab
Genmab is an international biotechnology company with a core purpose of guiding its unstoppable team to strive toward improving the lives of patients with innovative and differentiated antibody therapeutics. For 25 years, its passionate, innovative and collaborative team has invented next-generation antibody technology platforms and leveraged translational, quantitative and data sciences, resulting in a proprietary pipeline including bispecific T-cell engagers, antibody-drug conjugates, next-generation immune checkpoint modulators and effector function-enhanced antibodies. By 2030, Genmab’s vision is to transform the lives of people with cancer and other serious diseases with knock-your-socks-

Genmab A/S	Tel: +45 7020 2728	Company Announcement no. 51
Carl Jacobsens Vej 30	Fax: +45 7020 2729	Page 1/2
2500 Valby, Denmark	www.genmab.com	CVR no. 2102 3884
LEI Code 529900MTJPDPE4MHJ122

Genmab Takes Full Control of Acasunlimab Development Program

off (KYSO®) antibody medicines.

Established in 1999, Genmab is headquartered in Copenhagen, Denmark, with international presence across North America, Europe and Asia Pacific. For more information, please visit Genmab.com and follow us on LinkedIn and X.

Contact:
Marisol Peron, Senior Vice President, Global Communications & Corporate Affairs

T: +1 609 524 0065; E: mmp@genmab.com

Andrew Carlsen, Vice President, Head of Investor Relations

T: +45 3377 9558; E: acn@genmab.com

This Company Announcement contains forward looking statements. The words “believe,” “expect,” “anticipate,” “intend” and “plan” and similar expressions identify forward looking statements. Actual results or performance may differ materially from any future results or performance expressed or implied by such statements. The important factors that could cause our actual results or performance to differ materially include, among others, risks associated with preclinical and clinical development of products, uncertainties related to the outcome and conduct of clinical trials including unforeseen safety issues, uncertainties related to product manufacturing, the lack of market acceptance of our products, our inability to manage growth, the competitive environment in relation to our business area and markets, our inability to attract and retain suitably qualified personnel, the unenforceability or lack of protection of our patents and proprietary rights, our relationships with affiliated entities, changes and developments in technology which may render our products or technologies obsolete, and other factors. For a further discussion of these risks, please refer to the risk management sections in Genmab’s most recent financial reports, which are available on www.genmab.com and the risk factors included in Genmab’s most recent Annual Report on Form 20-F and other filings with the U.S. Securities and Exchange Commission (SEC), which are available at www.sec.gov. Genmab does not undertake any obligation to update or revise forward looking statements in this Company Announcement nor to confirm such statements to reflect subsequent events or circumstances after the date made or in relation to actual results, unless required by law.

Genmab A/S and/or its subsidiaries own the following trademarks: Genmab®; the Y-shaped Genmab logo®; Genmab in combination with the Y-shaped Genmab logo®; HuMax®; DuoBody®; HexaBody®; DuoHexaBody®, HexElect® and KYSO®.

Genmab A/S	Tel: +45 7020 2728	Company Announcement no. 51
Carl Jacobsens Vej 30	Fax: +45 7020 2729	Page 2/2
2500 Valby, Denmark	www.genmab.com	CVR no. 2102 3884
LEI Code 529900MTJPDPE4MHJ122